FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")
855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change

July 31, 2024.

Item 3 News Release

The press release attached as Schedule "A" was released on July 31, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change isdescribed in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

July 31, 2024.

Schedule "A"

HIVE DIGITAL TECHNOLOGIES LTD.

July 31, 2024

HIVE Digital Signs Agreement to Develop 100 MW Hydroelectric Data

Center in Paraguay, Targeting to Reach 12 Exahash Next Year

Vancouver, Canada - HIVE Digital Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:YO0.F) ("HIVE" or the "Company" ), a leading digital asset miner and "green"-focused data center builder and operator, announces that, further its news release of July 22, 2024, it has entered into definitive agreements (the "Agreements") for the development of a 100 megawatt ("MW") digital asset mining operation in Paraguay. The Agreements are composed of: (i) a share purchase agreement (the "SPA") among Paraguay Digital Ltd. ("HIVE Paraguay"), a wholly-owned subsidiary of the Company, and the owners of W3X SA ("W3X" or the "Target"); and (ii) a construction agreement (the "Construction Agreement") among the newly acquired Company, W3X SA ("W3X"), and an experienced local contractor (or the "Contractor") (all amounts in US dollars, unless otherwise indicated).

Aydin Kilic, President and CEO of HIVE, stated: "We are proud to announce the acquisition of a 100 MW PPA in Paraguay, utilizing green and clean energy sourced from the Itaipu hydroelectric dam. Our team is hard at work to design and commence building an additional 6.5 Exahash per second (EH/s) Bitcoin mining infrastructure, increasing our global EH/s to 12.1 EH/s." However, we have capped our investment at 100 MW after turning down an additional 150 MW due to unexpected fiscal policy changes. Like many other public miners, we will explore other countries that offer stable capital for key electrical infrastructure, data centers for the global digital economy, U.S. currency income, and transparent fiscal agreements.

Frank Holmes, Executive Chairman of HIVE, stated: "Stable fiscal policies are crucial in attracting and maintaining continued foreign direct investment from public companies and U.S. institutional investors. We will continue to advocate for fair treatment for the data center and Bitcoin mining industries, as we have been doing across Canada, the United States, and Sweden. Data centers in Paraguay act as a currency hedge by bringing the government-owned utility millions of stable U.S. dollar revenue monthly. When they are public companies and institutional funds, they have a multifaceted, long-term vision for both their shareholders and to contribute to regional growth and development, providing meaningful employment opportunities, governance, transparency, and fostering education and needed data center skill development for the global digital economy."

Strategic Investment Plans for Paraguay

HIVE clarifies its strategic investment plans for Paraguay in response to the recent proposal to impose a discriminatory 14% energy tariff increase on Bitcoin data centers.

Mr. Holmes continued, "While we are excited about the opportunities in Paraguay, the proposed energy tariff hike creates uncertainties that impact our long-term investment decisions. We have communicated our concerns with the government and look forward to ongoing discussions to address these challenges. Stable costs and reliable agreement durations are vital to attract foreign public funds. We hope the Government will address these policies to ensure continued investment."

After constructive meetings with key Paraguayan officials in May, HIVE initially planned larger foreign direct investments (FDI), including acquiring land and negotiating PPAs for two potential projects of 100 MW each and another for 50 MW. This investment was anticipated to exceed $250 million, reflecting HIVE's confidence in Paraguay's vision and leadership. However, the proposed 14% energy tariff increase, combined with short-term contract durations and a lack of clarity on energy pricing, has led to a reduction in our investment and a delay in our HPC data center strategy with our suite of Nvidia GPU chips needed to participate in the AI boom.

A 100 MW project needs to attract substantial Foreign Direct Investment into Paraguay and provide essential capital to convert high-voltage electricity into usable power for manufacturing and households. Electricity payments from HIVE would provide a stable U.S. dollar benefit exceeding $100 million over three years, offering reliable monthly income in addition to assisting in building out the electricity infrastructure. This provides a synthetic U.S. dollar hedge that banks couldn't match. Further, the cost of the required electrical infrastructure for stepping down from high voltage power for industrial and residential use is estimated to be around $16 million creating local jobs. Today, our local contractor said we will soon be mobilizing around 80 construction workers for the initial work.

The Paraguayan guaraní has depreciated approximately 36% against the U.S. dollar over the past five years and about 16% in the past year, supporting the importance of stable foreign investments and U.S. Dollar income for Paraguay's economic stability and growth.

Mr. Holmes highlighted as a global money manager: "Research supports the fact that increased electrical infrastructure drives faster economic growth. Studies by the World Bank and the IEA emphasize that investments in electricity infrastructure are crucial for economic development, enhancing productivity, industrial growth, and quality of life."

HIVE is not alone in its cautious approach. Other public Bitcoin mining companies gathered at the largest Bitcoin conference last week in Nashville and said they are similarly reassessing their investment plans in Paraguay due to the proposed tariff increase and contract constraints. This collective response at the conference in Nashville, where former President Trump and Robert F. Kennedy Jr. both endorsed the importance of Bitcoin and Bitcoin mining in their political campaign for the US Presidential election this year, only illustrates the need for stable government fiscal policies to attract and sustain crucial foreign capital investments from public mining companies and institutional funds.

HIVE's approach, based on a transparent 'Return on Invested Capital' (ROIC) model, supports sustainable investment and community engagement, as evidenced by our successful operations in Sweden and Canada. We value the opportunity to contribute to Paraguay's economic growth and remain committed to fostering a conducive environment for business and investment.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a focus on sustainable green energy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on major stock exchanges, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns and operates predominantly green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

Environmental Sustainability:

• Green Energy: By sourcing green renewable energy, HIVE is committed to environmental responsibility, positioning itself as a leader in sustainable cryptocurrency mining.

• Competitive Advantage: We believe this environmentally conscious approach sets HIVE apart from competitors and aligns with evolving investor preferences.

Expansion into AI Strategy:

• Diversification: HIVE's diversification into HPC enables us to support artificial intelligence (AI) using Nvidia GPU chips, showcasing our adaptability and innovation beyond traditional Bitcoin mining.

• Revenue Streams: This strategic move into HPC broadens HIVE's revenue streams and places it at the forefront of technological advancements in both cryptocurrency and AI industries.

HIVE's unique value proposition encompasses efficient operations, a proven agile management team, financial strength, environmental sustainability, and innovative expansion strategies. Beyond Bitcoin mining, HIVE is firmly part of the global boom in data center infrastructure, sourcing primarily green renewable energy.

HIVE presents a unique growth opportunity with over 2,500 Bitcoins on its balance sheet and growing revenue from its suite of Nvidia GPU chips powering data services for the AI revolution.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:
Frank Holmes
info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes information about: business goals and objectives of the Company; the completion of the site selection, facility construction, power contracts and related transactions contemplated to construct a 100 MW Hydroelectric Data Center in Paraguay, including the receipt of all required regulatory approvals; the benefits of geographical diversification and the ability to operate the business in Paraguay on terms which are economic or at all; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the Company's program to build a high-performance computing business offering cloud computing services; the Company's operations and sustainable future profitability; potential further improvements to the profitability and efficiency across mining operations by optimizing cryptocurrency mining output, continuing to lower direct mining operations cost structure, and maximizing existing electrical and infrastructure capacity including with new mining equipment in existing facilities; continued adoption of Bitcoin globally; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to complete and conduct operations in Paraguay on terms which are economic or at all; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the Company's ability to compete successfully with other cloud computing service providers; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or a t all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.